JUFEEL INTERNATIONAL GROUP

85 Jinshui East Road19/F, Tower 3, Yabao

Zhengzhou, Henan Province, PRC 450000

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Jufeel International Group
Draft Registration Statement Submitted December 22, 2017
CIK 0001725063

Dear Ms. Long:

By letter dated January 18, 2018, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Jufeel International Group (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1, submitted on December 2, 2017. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

General

1.

Disclosure on the outside front cover page and elsewhere indicates that the selling security holders may offer and sell the shares of common stock being registered “at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.” Because your common stock is quoted on the OTC Pink, the selling security holders must sell their shares of common stock at a fixed price for the duration of the offering. Please make the appropriate revisions on the front of the registration statement, front cover page of the prospectus, summary and plan of distribution sections to specify the fixed price at which the selling security holders will sell their shares of common stock for the duration of the offering.

Response: We have made the appropriate revisions on the front of the registration statement, front cover page of the prospectus, summary and plan of distribution sections to specify the fixed price at which the selling security holders will sell their shares of common stock for the duration of the offering.

2.	Please advise whether you have obtained opinion from PRC counsel regarding your compliance with PRC regulations.

Response: We confirm that we have obtained an opinion of PRC counsel regarding compliance with PRC regulations.

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Forward Looking Statements, page 5

3.

Please remove your references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Since you are a penny stock issuer as defined in Rule 3a51-1 of the Exchange Act, you are ineligible to rely on the safe harbor provision of the Private Litigation Reform Act of 1995. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act.

Response: The Company requests that the Staff reconsider this comment. Rule 3a51-1(g)(1) provides that the term “penny stock” shall mean any equity security other than a security whose issuer has “(1) Net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if the issuer has been in continuous operation for less than three years; or (2) Average revenue of at least $6,000,000 for the last three years. A review of our financial statements will reveal that the Company meets the foregoing definition and is not penny stock issuer.

In the original filing, we inadvertently provided risk factors as to penny stock status; these have been deleted in Amendment No. 1. As the Company is not a penny stock issuer we request that the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act in the Forward Looking Statements on page 5 remain.

We Could Become Involved in Intellectual Property Disputes…, page 11; Intellectual Property, page 44

4.	Clarify what the number of your patent applications is and what the number of your issued patents is.

Response: We have revised the risk factor and this paragraph to indicate the number of patent applications and issued patents.

Our Materials Suppliers May Fail to Meet Our Needs…, page 12; Raw Materials and Cultivation, page 37

5.

Clarify in the risk factors section that you purchase materials from two unrelated party cultivators in Hainan. Additionally, identify the individual aloe vera cultivator in the business section. See Item 101(h)(4)(v) of Regulation S-K.

Response: The Risk Factors section and the business section have been revised to provide the requested clarification.

For risk factors section, refer to page 13.

All the ingredients for our products, except for the aloe vera cultivated by us, are sourced from third party suppliers. We purchase a portion of our aloe vera from two unrelated party cultivators in Hainan Province. We do not have long term supply contracts with our suppliers. This generally reduces our commitment risk, but also exposes us to supply risk and to price increases that we may not be able to pass to our customers. In our industry, at times, there are occasional material shortages. If we cannot obtain materials on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce sales. Moreover, some suppliers may offer preferential terms to our competitors, who may have greater buying power or leverage in negotiations. That would place us at a competitive disadvantage.

For business section, refer to page 38.

We use both raw materials harvested from our own cultivation facilities in Hainan and materials purchased from two unrelated party cultivators in Hainan, Jinquisong Agricultural Development Co., Ltd., which is engaged in general agricultural production and has supplied us since 2013, and an individual aloe vera cultivator, Mr. Zhou Haitao, an individual aloe leaf supplier Haikou, who has supplied us with aloe leaves since 2010.

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We may not be able to retain, recruit and train adequate management and production personnel…, page, 13

6.

The final sentence of your risk factor disclosure refers to “other backlight producers.” Please explain or revise this disclosure as it does not appear that you are in the business of producing backlighting products.

Response: The final sentence of this risk factor has been revised to indicate that we do not produce backlighting products.

Sales by Our Shareholders of a Substantial Number of Shares of Our Common Stock in the Public Market…, page 16

7.	Please quantify the number of outstanding shares of common stock held by two of your principal shareholders.

Response: This risk factor has been revised to reflect that we have one material shareholder (Mr. Zhang, CEO) and have inserted the number of shares of common stock owned. Refer to page 17.

A large number (18,892,943, or 67.4%) of our outstanding shares of Common Stock are held by our President, Chief Executive Officer, Director Mr. Zhang. If this shareholder were to decide to sell large number of shares of stock over a short period of time such sales could cause the market price of the Common Stock to decline.

Selling Security Holders, page 20

8.

Describe how the selling security holders acquired the securities being offered under this registration statement, including the dates of the transactions and the consideration paid by the selling security holders.

Response: This section has been revised to disclose how the selling security holders acquired the securities being offered under this registration statement, including the dates of the transactions and the consideration paid by the selling security holders. Refer to page 28.

They both received their shares for their service provided to Kaifeng Jufeel from September 2016 to October 2017, and received their share certificates of the Company in September and October 2017. They paid no consideration for the shares, but the fair value of their service was evaluated at $0.42 per share.

9.

If a selling security holder is a broker-dealer, the prospectus should state that the selling security holder is an underwriter. Additionally, if a selling security holder is an affiliate of a broker-dealer, the prospectus should state that the selling security holder purchased in the ordinary course of business and at the time of purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling security holder cannot provide these representations, the prospectus should state that the selling security holder is an underwriter. Note that broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Response: We have added disclosure that neither selling security holder is a broker-dealer or affiliated with a broker dealer. Refer to page 28.

None of the Selling Shareholders on this prospectus have or have had in the past five years any material relationship with the Company other than as a holder of the Company’s common stock. Neither of the Selling Shareholders are associated persons of, or otherwise affiliated, with any broker-dealers.

Business, page 33

10.	Please provide an organization chart to reflect your organization structure prior to your reorganization. Please also revise your narrative to better clarify the various mergers.

Response: This section has been revised to provide an organization chart to reflect our organization structure prior to reorganization and we have revised the narrative to better clarify the various mergers. Refer to page 33.

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Raw Materials and Cultivation, page 37; Description of Property, page 47

11.	Advise what consideration you have given to filing your various leases as exhibits to the draft registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company advises the Staff that it has carefully considered the impact of each lease on our business and determined that there are no leases entered into within two years of this filing that are deemed material agreements within Item 601(B)(10) of Regulation SK.

New Products, page 38

12.

Please advise what consideration you have given to filing your partnership agreement with Shenzhen Yiband Technology Co., Ltd. as an exhibit to the draft registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company advises the Staff that this agreement was made in the ordinary course of business and the revenues from this agreement for the year ended December 31, 2017 was approximately $87,600, which was not significant, and management believes that it is not material to our operations, and therefore not a material agreement within Item 601(B)(10) of Regulation S-K.

Product Distributions, page 38; Our Major Customers, page 39; Research and Development, page 39

13.	Update the disclosures to include the entire fiscal year ended December 31, 2017.

Response: The Company respectfully advises the Staff that the disclosures on page 38 and 39 have been updated to include the entire fiscal year ended December 31, 2017.

Restriction on Foreign Ownership, page 41; Stringent Environmental Regulations, page 44

14.

Given that you are engaged in the cultivation, production, development, and sale of raw aloe vera products and aloe vera based consumer products, the relevance of the references to hog farming and the hog farming industry in these two sections is unclear. Please revise or advise.

Response: References to hog farming and the hog farming industry have been removed.

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Directors and Executive Officers, page 118

15.	Describe briefly the business experience of each of your directors and executive officers during the past five years as required by Item 401(e)(1) of Regulation S-K.

Response: This section has been revised to describe briefly the business experience of each of our directors and executive officers during the past five years as required by Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 121

16.

Update the summary compensation table to include information for your most recently completed fiscal year, that is, December 31, 2017. Please provide disclosure required by Item 402(r) of Regulation S-K.

Response: Pursuant to Item 402(r) of Regulation S-K we have updated the summary compensation table to include information for our most recently completed fiscal year (December 31, 2017).

Security Ownership of Certain Beneficial Owners and Management, page 121

17.

Please disclose identify each beneficial owner of more than five percent of your common stock as required by Item 403 of Regulation S-K. Also, with respect to each such beneficial owner that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment power with respect to the shares held in the name of that entity.

Response: This section has been revised to identify each beneficial owner of more than five percent of our common stock as required by Item 403 of Regulation S-K. Also, with respect to each such beneficial owner that is a legal entity, we disclose the natural person or persons who exercises the sole or shared voting and/or investment power with respect to the shares held in the name of that entity.

Where You Can Find More Information, page 123

18.	The Commission’s public reference facility is located at 100 F Street, N.E., Washington, DC 20549. Please revise the disclosure in the first paragraph.

Response: This section has been revised to reflect the correct address of the Commission’s public reference facility.

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Financial Statements

General

19.

Please tell us your consideration of the guidance in Article 5-04 of Regulation S-X for presenting audited parent-only financial statements. In this regard, we note your disclosures on restrictions of the Chinese laws and regulations on the distribution of dividends outside of China as well as asset transfer and currency conversion.

Response: The Company respectively advises the Staff that the Company included audited parent-only financial statements and the following disclosures on restrictions of the Chinese laws and regulations on the distribution of dividends outside of China as well as asset transfer and currency conversion in the 2017 audited financial statements to be included in the amendment. Please refer to footnote 23 for the parent-only financial statements.

20.

We note that you conduct all of your operations in China. We also note that one of the material weaknesses which you identified was that you do not have a chief financial officer that is proficient in U.S. GAAP and SEC reporting. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us information that will help us answer the following questions:

•

How do you maintain your books and records and prepare your financial statements? If you maintain your books and records in accordance with U.S. GAAP, describe the controls that you maintain to ensure that the activities that you conduct and the transactions that you consummate are recorded in accordance with U.S. GAAP.

•

If you do not maintain your books and records in accordance with U.S. GAAP, describe the process that you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls that you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

•

What is the background of the people involved in your financial reporting? We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person please tell us:

o	what role he or she takes in preparing your financial statements;

o	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

o	the nature of his or her contractual or other relationship to you;

o	whether he or she holds and maintains any professional designations such as certified public accountant (U.S.) or certified management accountant; and

o	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

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•	If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

o	the name and address of the accounting firm or organization;

o	the qualifications of its employees who perform the services for your company;

o	how and why they are qualified to prepare your financial statements;

o	how many hours they spent last year performing these services for you; and

o	the total amount of fees that you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

•

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us their names, but please tell us:

o	why you believe that they are qualified to prepare your financial statements;

o	how many hours they spent last year performing these services for you; and

o	the total amount of fees that you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Response: The Company respectfully advises the Staff that the staff from our financial department are responsible for maintaining books and records, and prepare the financial statement under PRC GAAP. It has been reviewed and approved by the financial manager of our company. We hired a consulting company with qualified and experienced personnel to assist us on the US GAAP conversion. All adjustments are posted by the staff from the consulting company and reviewed by their partners. The partners from the consulting company are responsible for the examination and to ensure the appropriate adjustments were made in the accounting period. The partners who performed the service for us all have more than 10 years of auditing and US and SEC reporting experience. All of them have years of experience in Big 4 auditing firms and have participated in many US GAAP and SEC reporting engagements in Big 4 auditing firms. They have CICPA, HKCPA and CFA qualifications. They attended the US GAAP and SEC reporting related training and seminars regularly.

Name of the consulting firm: Verywise Consulting (Beijing) Co., Ltd. (“Verywise”) Address: 20G, No. 3 Building, Shijijiayuan, Chaoyang District, Beijing, P.R,China.

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They have spent about 1,600 hours on work for the Company. The fee for the preparation of our financial statements for the most recent fiscal year end was RMB 400,000 (approximately US$60,000).

In February 2018 the Company hired a part-time Chief Financial Officer who is a Certified Public Accountant in US (CPA, Delaware). She is also a Canadian Chartered Professional Accountant (CPA, CA) and a HK Certified Public Accountant (HKCPA). She has over 10 years of experience in accounting and auditing, also she worked for Ernst & Young LLP Toronto as an auditor. She has knowledge and experience in US GAAP and SEC reporting matters. After she joined the Company, she reviews all financial statements prepared by the consulting firm and prepares SEC filing.

21.	We note that you do not currently have an audit committee. Therefore, please describe the extent of your current board of directors´ knowledge of U.S. GAAP.

Response:

The Company advises the staff that none of the board of directors has knowledge of US GAAP. The President, Mr. Zhang, is assisted by Verywise and CFO to deal with US. GAAP and SEC reporting related matters. The Company is actively recruiting a financial expert to serve as independent director with qualified knowledge and experience in US GAAP and SEC reporting matters.

Audit Opinion, page F-2

22.

We note your disclosures on pages F-11 and F-39 discussing the factors that raise substantial doubt about the company’s ability to continue as a going concern. Please consider adding a risk factor addressing the going concern matters. In addition, please ask your auditor to tell us whether it assessed the company’s ability to continue as a going concern and if so, how it concluded that an explanatory paragraph in the audit opinion regarding the company’s ability to continue as a going concern was not considered necessary.

Response: The Company respectfully advises the Staff that the Company assessed the Company’s ability to continue as a going concern in accordance with ASU 2014-15.

Based on the Company’s analysis as of December 22, 2017, the date that the original S-1 filed, although there were factors that need to be considered, such as the significant current liabilities and significant capital commitment, when considered with the Company current cash position as well as expected cash to be provided by operating activities, the Company concluded that there was no substantial doubt about the Company’s ability to continue as a going concern.

“These factors raise substantial doubt about the Company’s ability to continue as a going concern.”, which was disclosed in the original S-1 confidentially filed on December 22, 2017, did not belong and should have been deleted.

Disclosure related to going concerning concerns have been removed from the financial statements based on the Company’s assessment as of the latest interim reporting period under ASU 2014-15 in this amendment to S-1. Please see updated disclosures that's in MD&A section as follows:

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2018, the Company had $1,756,948 in cash and cash equivalents from VIE and its subsidiaries. The Company had capital commitment of $6,748,944, and lease commitment of $2,988,921 as of June 30, 2018, of which $963,589 was within one year. The Company had negative cash flow of $14,634,318 for the six months ended June 30, 2018 included $5,438,617 loan to a third party, which was an one time activity. The Company’s principal sources of liquidity have been cash provided by operating activities.

The Company intends to meet the cash requirements for the next 12 months from the issuance date of the interim condensed consolidated financial statements through cash generated from operations. The Company will focus on improving operational efficiency and cost reductions, developing its core cash-generating business and enhancing marketing efficiency. Actions include developing proposed new products with higher margin, developing enterprise customers with larger demands, and suspending the purchase of the production equipment if required.

The Company had cash balance of $2,760,394 as of November 13, 2018 after paying construction related payment of $5,054,734 from June 30, 2018. The increase in cash balance when comparing with that as of June 30, 2018 is mainly due to subsequent cash collection from sales of aloe products, collection of loan made to a related party and a third party. The Company believes that available cash and cash equivalents, the cash provided by operating activities, together with the above measures, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements were available to be issued. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the equipment purchase for the new factories under construction, delaying its expansion plans and controlling overhead expenses. Management cannot provide any assurance that the Company will raise additional capital if needed.

Based on the ASU 2014-15 assessment, there was no going concern matter, and no risk factor needs to be added.

In discussion with our auditors, Marcum Bernstein & Pinchuk LLP (“they” or the “auditor”) we advises the Staff that they assessed the Company’s ability to continue as a going concern in accordance with the guidance provided by AS 2415. They conducted their evaluation of whether there is substantial doubt about the Company’s ability to continue as a going concern based on their knowledge of relevant conditions and events that existed at and have occurred subsequent to the balance sheet date and prior to the date of their auditor’s report.

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They noted that the Company did not have any external debt and the Company did not have an inability to continue to meet its obligations as the obligations become due without substantial disposition of assets outside the ordinary course of business or externally forced revisions of its current operations. As part of their consideration of conditions and events:

•	The Company had net income of approximately $3.8 million and $7.6 million for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively.

•	The Company had cash flows from operating activities of approximately $5.2 million and $4.0 million for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively.

•

Working capital deficit of approximately $3.4 million at September 30, 2017 included $7.1 million of deferred revenue and customer deposit. Of the total deferred revenue and customer deposit at September 30, 2017, 0.6 million represented membership fees that will be amortized to commission fee revenue without further significant cash outflow and 6.5 million represented deposits received from customers with an expected 67% gross margin. Adjusted for these two factors there would have been an adjusted working capital of 1.6 million.

•

At September 30, 2017 amount due from related parties was $4.3 million and amount due to related parties was $2.4 million. Of these amounts, $4.2 million of due from related parties and $2.0 million of due to related parties were subsequently settled through Henan Jufeel Technology Investment Co. Ltd (“Henan Jufeel Technology”). Henan Jufeel Technology repaid the $2.2 million due to the Company plus advanced an additional $0.3 million for a total of $3.0 million to the Company during October 2017.

•

As of December 22, 2017 the Company had approximately 15.2 million in cash. The increase of the cash balance was primarily due to inflow from operating activities as well as the cash from Henan Jufeel Technology noted above. The Company did not take on any external debt and there was no unusual delay of payments on its liabilities.

•	They obtained and reviewed the Company’s operating cash flow projection, noting continued growth and increase in cash, and evaluated the reasonableness of its key assumptions.

•

Per inquiry of the Company through the date of their auditors’ report, there were no negative trend in its operations, no denial of usual trade credit from its suppliers, no work stoppages or other labor difficulties and no uneconomic long-term commitments.

•	As indicated by the subsequent financial information to day, there hadn’t been any need for capital infusion.

Based on their evaluation they did not believe there is substantial doubt about the Company’s ability to continue as a going concern for a year beyond the date of our auditors’ report issued on December 22, 2017.

Consolidated Balance Sheets, page F-3

23.

You disclose on page 33 that as a result of the 1-for-500 reverse split that were effected in February 2017, there were 200,010 common shares issued and outstanding. Please reconcile the disclosure with the number of shares issued and outstanding that is disclosed on the balance sheets as of December 31, 2016 and 2015 as well as the number of weighted average common stock issued and outstanding disclosed in the earnings per share table on page F-17.

Response: We respectfully refer you to the memorandum attached to this letter.

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Consolidated Statements of Income, page F-4

24.

We note that you generate revenue from product sales and commission fees. Please tell us how you considered separately disclosing cost of revenue for each of these revenue sources to comply with Rule 5-03(b)(2) of Regulation S-X.

Response: The Company advises the Staff that by correcting errors on the financial statements, distributorship exclusive right have no stand-alone value due to the customer has no ability to resell the distributorship rights and no distributorship rights sold separately by the vendor. As a result, the commission fees and aloe product sales should be accounted as a single unit of accounting.

25.	Please tell us how you have calculated the amount of net loss attributable to non- controlling interests related to Kaifeng Jufeel for all periods presented.

Response: The Company advises the Staff that as disclosed in footnote 1 to the Consolidated Financial Statements, Kaifeng Jufeel holds 70% equity interest in Hainan Zhongchen and holds 80% equity interest in Wuxi Jufeel. In addition, Kaifeng Jufeel and Wuxi Jufeel hold 80% and 20% equity interest in Changzhou Jufeel, respectively. The non-controlling interests were calculated based on the net income/loss of individual audited financial statement of Hainan Zhongchen, Wuxi Jufeel and Changzhou Jufeel and the percentage of non-controlling interest of 30%, 20% and 6%, respectively.

	For the year ended Dec 31, 2017	For the year ended Dec 31, 2016	For the year ended Dec 31, 2015	For the 6 months ended Jun 30, 2018	For the 6 months ended Jun 30, 2017
Net (income) loss of Hainan Zhongchen (a)	(88,028)	400,047	690,774	196,543	143,068
Net (income) loss of Wuxi Jufeel (b)	(650,188)	9,803	-	(29,574)	(133,275)
Net (income) loss of Changzhou (c)	(2,245,570)	-	-	23,641	2,274
Net (income) loss attributable to non-controlling interest (a*30%+b*20%+c*6%) presented on the financial statements	(291,180)	121,975	207,232	54,467	16,403

Consolidated Statements of Cash Flows, page F-6

26.

You have presented changes in current assets and liabilities associated with related parties in the operating section of your cash flow statement. To the extent the changes represent proceeds from and repayments of related party borrowings, please revise to present them as cash flows from financing activities. The same comment applies to your interim financial statements.

Response: The Company advises the Staff that the proceeds from and repayments of related party borrowings, have already been netted off and shown in financing activities under the item Borrowing from a related party, which was presented as net amounts of cash receipts and payments with the related party according to ASC 230-10-45. According to ASC 230-10-45, the reduction of short-term and long-term obligations should be reported as a separate cash outflow from financing activities, except for cash flows related to loans with original maturities of three months or less, which may be reported net. The Company’s related party borrowings are due on demand and have receipts and payments during the year. As the result, it deemed as maturity of three months or less, and the amounts were presented as net amount of cash receipts and payments. The changes in current assets and liabilities associated with related parties in the operating cash flow mainly included related parties collection sales proceeds on behalf of Kaifeng Jufeel, related parties payments on behalf of Kaifeng Jufeel in daily operation, sales to related parties and leases from related parties.

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Note 22 – Subsequent Events, page F-30

27.

Please revise your disclosure here and on page F-52 to disclose whether the date through which subsequent events have been evaluated is the date that the financial statements were issued or the date that the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response: The Company respectfully advises the Staff that we have revised the disclosure to add “the date the consolidated financial statements were issued.” on Page F-43 and page F-64.

Note 3 – Summaries of Significant Accounting Policies, page F-39

28.

Please tell us how you considered including a discussion of your accounting policy for allowance for doubtful accounts similar to the discussion on page F-12. Additionally, please revise to disclose your normal and customary payment terms and the amount of allowance for doubtful accounts for each period presented as required by ASC 310-10-50-4.

Response: The Company advises the Staff that we added accounting policy for “allowance for doubtful accounts” in the interim financial statements and we also added disclosure for customer payment terms and amount of allowance for doubtful accounts on page F-12 and F-51.

Note 5 – Prepayments, page F-43

29.

We note your prepayments increased significantly to $2,749,304 at September 30, 2017 from $803,825 at December 30, 2016. Please expand your disclosure to discuss the nature of the prepayments, the underlying reasons for the material increase in the prepayments, and whether any known material trends exist that are impacting your results of operations. In addition, discuss how you considered recording a reserve for estimated impaired prepayments. In this regard, we note from your disclosure on page F-6 that you wrote off $626,213 and $1,115,561 of your prepayments during 2016 and 2015.

Response: The Company advises the Staff that the Company has expand the disclosure in this amendment to discuss the nature of the prepayments.

In addition, please be advised that the Company restated the prepayments balances because it initially incorrectly recorded the payment of $1,373,966 related to farmland lease as prepayment for inventory purchase in 2014, and subsequently wrote off $626,213 and $473,340 in 2016 and 2015 respectively. These errors have been corrected as explained in the item 5 in the restatement footnote.

Lastly, the Company advises the Staff that the written off of prepayment during 2015 represented written off of an acquisition cost. The Company entered into an agreement with a third party and paid approximately $813,961 to the counter-party as deposit for acquisition in 2014. In 2015, the acquisition was cancelled by both parties, and the counter-party returned approximately $160,555 to the Company and refused to return the remaining amount. The Company wrote off the balance during 2015.

Recent Sales of Unregistered Securities, page II-1

30.

Please revise this section to describe all sales of unregistered securities for the past three fiscal years. Further, please disclose the amount of consideration paid, the value of the shares offered for services, or the fair value of the services received for shares. With regard to issuances of stock to employees, vendors, and consultants for services, please include a specific breakdown of who received shares, when you issued the shares, and the exemption from registration upon which you have relied. See Item 701of Regulation S-K for further guidance.

Response: This section has been revised to describe all sales of unregistered securities for the past three fiscal years, the amount of consideration paid, the value of the shares offered for services, or the fair value of the services received for shares and the exemption from registration.

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Exhibits, page II-2

31.

To the extent not disclosed in the notes to your financial statements, please provide the information required by Rule 12-09 of Regulation S-X regarding your valuation and qualifying accounts. See also the guidance in Rule 6-10 of Regulation S-X.

Response: The Company respectfully requests that the Staff reconsider this comment, or clarify its applicability to the Company. Regulation S-X Article 6, Registered Investment Companies, does not appear to govern the Company, since it is not an investment company. Section 6-10 refers to management investment companies, unit investment trusts, and face amount certificate investment companies. Management does not believe that the Company is an investment company. Furthermore, as a smaller reporting company, the Company is exempt from the requirement to file supplemental schedules under S-X Article 12. See Financial Reporting Manual 1130 and 1410.1.

Very Truly Yours,

/s/ Rongxuan Zhang

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Re: Comment #23 SEC Comment letter dated January 18, 2018

Dated: November 12, 2018

As you will see from the description and flow charts below, the final merger described below was a merger under common control and as such the number shares reflected as outstanding for prior periods were those of Jufeel International Group (Wyoming). That is to say, the total of 28,030,010 shares should all be applied retrospectively as shares outstanding as of Dec. 31, 2015, 2016 and included in the computation of basic and diluted EPS in these years although they were actually issued and acquired in 2017. Our rationale is that the whole reorganization process was completed on October 24, 2017, when the Company issued the final tranche of the shares to Mr. Zhang and other shareholders. Immediately before and after the reorganization, the ultimate owners’ equity interests of Kaifeng Jufeel were almost identical of those of the Company. Accordingly, the reorganization is accounted for as a legal reorganization of the entities under common control in a manner akin to a pooling of interest as if the Company, through its wholly owned subsidiaries, had been in existence and been the primary beneficiary of the VIE throughout the periods presented in the consolidated financial statements. Therefore, this will not affect the presentation of shares outstanding as of December 31, 2015, 2016. Also, since the equity interests were all contributed by Mr. Zhang and no new shares were issued by Kaifeng Jufeel, this will not affect the computation of EPS for the years ended December 31, 2015 and 2016. 28,030,010 shares should still be used from 2015 and 2016.

Here are the events related to the issuance of shares of common stock:

1.

On Sept. 23, 2016, Kaifeng Jufeel Biotechnology Co., Ltd (“Kaifeng Jufeel”), PRC operating entity, held a shareholder meeting and approved to grant 27.3% of the equity interests to certain business cooperation partners, service providers and employees. These equity interests were contributed by Mr. Zhang, the controlling shareholder and Henan Jufeel, a company owned by him. 7,646,018 shares were issued in Sept. and Oct. of 2017 by Jufeel international Group (“Jufeel Wyoming”) to these group of people.

2.

During Sept. 23 to Dec. 31, 2016, Kaifeng Jufeel organized a business promotion. According to the policy, the Company’s agents were to receive equity interests of Kaifeng Jufeel after their purchase achieved certain benchmarks during the period from Sept. 23 to Dec. 31, 2016. As a result, the agents earned around 5.2% of the total equity interests of Kaifeng Jufeel. 1,461,039 shares were issued in Oct. 2017 by Jufeel Wyoming to these agents.

3.

On Jan.14, 2017, 85,000,000 shares out of the total 100,005,000 shares of Bros Holding Company (later changed its name to Jufeel International Group, a Nevada corporation), were acquired by Mr. Zhang. Then in Feb. 2017, a 1-for-500 reverse split was effected, which resulted in the total number of shares changed from 100,005,000 to 200,010. After this, the Company conducted series of transactions (as referenced at the end and depicted in the reorganization chart), but the number of shares was not changed, still 200,010 shares.

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4.

On May 16, 2017, the Board of Directors of Jufeel Holdings Co., Ltd. (BVI) (“Jufeel Holdings”) approved change of ownership to Mr. Zhang. On August 22, 2017, the registration of share transfers were done and Mr. Zhang transferred the shares of Jufeel Holdings to Jufeel Wyoming.

5.

On June 7, 2017, 100% of the share of Ivan International Biology Ltd. (HK) (“Ivan International”) was transferred to Mr. Zhang. On the same day, Jufeel Holdings signed Share-holding Entrustment Agreement with Mr. Zhang for the shares of Ivan International. Through the agreement, Jufeel Holdings obtained the control of Ivan International immediately. The official title transfer was completed on October 27, 2017.

6.	On August 9, 2017, Kaifeng Ivan King Biotechnology Co., Ltd. (WOFE) (“Ivan King”) was incorporated by Ivan International in China as a WOFE.

7.

On August 22, 2017, Shareholders of Kaifeng Jufeel and Ivan King entered into a series of contractual agreements (‘‘VIE Agreements’’). As a result of the VIE Agreements, Jufeel Wyoming through Ivan King, identified Kaifeng Jufeel as a VIE and has been determined to be the primary beneficiary of Kaifeng Jufeel.

8.

In Sept. and Oct. 2017, Jufeel Wyoming, the surviving company after the reorganization, issued a total of 27,830,000 shares to Mr. Zhang, the controlling shareholder, and other non-employees and employees who were granted shares in 2016 (as set forth above). After the new issuance, the total number of shares of Jufeel international Group is 28,030,010, which includes the 200,010 shares after the reverse split.

The following table summarizes the changes of shares of Jufeel International Group (Wyoming) described above.

Date of purchase / Issuance	Share number issued and outstanding (A+B+C+D)	Shares purchased / issued	Share number beneficially held by Mr. Zhang (A)	Share number held by former shareholders (B)	Share number held by the employees (C)	Share number held by the non-employees (D)
January 14, 2017 (before 1-for-500 reverse split)	100,005,000	85,000,000	85,000,000	15,005,000	-	-
February 24, 2017	200,010	-	170,000	30,010	-	-
September 15, 2017	20,850,010	20,650,000	14,672,630	30,010	371,260	5,776,110
October 24, 2017	28,030,010	7,180,000	18,892,943	30,010	371,260	8,735,797

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As requested, below is a description and flow charts depicting the transactions set forth in the Form S-1:

REORGANIZATION OF JUFEEL INTERNATIONAL GROUP (NEVADA)

This presentation provides information regarding the reorganization of Jufeel International Group, a Nevada corporation formerly known as Bros Holding Company, into a newly formed Wyoming corporation of the same name. Bros Holding Company itself had no historical operations (no "inputs," "outputs" or "processes" as defined in ASC 850-10-55), which was removed from the US entity and dissolved. This reorganization was effected in three stages, which are detailed in the following flow charts. In summary, Jufeel International Group (Nevada) first reincorporated in Oklahoma by merging into a wholly-owned Oklahoma subsidiary, Jufeel Interim Corporation. In connection with the reincorporation, each outstanding share of Jufeel International Group was converted into one new share of Jufeel Interim Corporation.

Jufeel Interim Corporation then underwent a holding company reorganization under Oklahoma Business Corporation Act Section 18-1081.G. The result of the holding company reorganization was that the existing liabilities and assets of Jufeel Interim Corporation, if any, became held by Bros Holding Company, a newly formed Oklahoma subsidiary of a new Oklahoma holding company, Jufeel International Group, Inc., and the shareholders of Jufeel Interim Corporation were deemed to have exchanged their shares for shares in Jufeel International Group (an Oklahoma corporation). In the third stage, Jufeel International Group reincorporated in Wyoming by merger into Jufeel International Group, a newly formed Wyoming corporation.

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## STRUCTURE PRIOR TO RECAPITALIZATION

Jufeel International Group, a Nevada corporation,
Jufeel Interim Corporation , an Oklahoma corporation incorporated July 20, 2017
Jufeel International Group, an Oklahoma corporation incorporated July20, 2017
Bros Holding Company, an Oklahoma corporation incorporated July 20, 2017 –
Jufeel International Group, a Wyoming corporation incorporated July 27, 2017

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# STAGE 1- REINCORPORATION OF COMPANY INTO OKLAHOMA - August 10, 2017

Jufeel International Group, a Nevada corporation, merges into -
Jufeel Interim Corporation and each one outstanding share becomes one new share of the Oklahoma subsidiary
Jufeel Interim Corporation, an Oklahoma corporation incorporated July 20, 2017
-
Jufeel International Group, Inc., an Oklahoma corporation incorporated July 20, 2017 –
Bros Holding Company, an Oklahoma corporation incorporated July 20, 2017
Jufeel International Group, a Wyoming corporation incorporated on July 27, 2017 -

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# RESULT OF STAGE 1-
# REORGANIZATION TO OKLAHOMA
# AUGUST 10, 2017

Jufeel Interim Corporation , an Oklahoma corporation incorporated July 20, 2017 -
Jufeel International Group, Inc., an Oklahoma corporation incorporated July 20, 2017 –
Bros Holding Company, an Oklahoma corporation incorporated July 20, 2017 –
Jufeel International Group, a Wyoming corporation incorporated on July 27, 2017

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# STAGE 2- HOLDING COMPANY REORGANIZATION
AUGUST 17, 2017

Jufeel Interim Corporation, an Oklahoma corporation incorporated July 20, 2017 -
- merges into Bros Holding Company
Jufeel International Group, Inc., an Oklahoma corporation incorporated July 20, 2017 –
Bros Holding Company, an Oklahoma corporation incorporated July 20, 2017
Jufeel International Group, a Wyoming corporation incorporated July 27, 2017 -

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# RESULT OF STAGE 2 HOLDING COMPANY REORGANIZATION
## AUGUST 17, 2017

Jufeel International Group, Inc., an Oklahoma corporation incorporated July 20, 2017
Bros Holding Company, an Oklahoma corporation incorporated July 20, 2017
Jufeel International Group, a Wyoming corporation incorporated on July 27, 2017

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STAGE 3 - REINCORPORATION IN WYOMING ON AUGUST 22, 2017

Jufeel International Group, Inc., an Oklahoma corporation incorporated July 20, 2017 – merges into Jufeel International Group (Wyoming)
Jufeel International Group, a Wyoming corporation incorporated July 27, 2017
Bros Holding Company, an Oklahoma corporation incorporated July 20, 2017,
Sold and then dissolved.

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RESULT OF STAGE 3 -
REINCORPORATION IN WYOMING AUGUST
22, 2017

| |
|---|
| Jufeel International Group, a Wyoming corporation incorporated July 27, 2017 |

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Final Organization Chart
Jufeel International Group (WY)
Jufeel Holdings Co., Ltd. (BVI)
Ivan International Biology Limited (HK)
Kaifeng Ivan King Biotechnology Co., Ltd. (WOFE)
VIE AGREEMENTS
Kaifeng Jufeel Biotechnology Co. Ltd. (PRC)

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